SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of January 03, 2006


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




The company has received the following notifications:


                                                        UBS AG
                                                        100 Liverpool Street
                                                        London EC2M 2RH
                                                        Telephone: 020 7568 4981
                                                        Fax:      020 7567 9899


                                                             28th December 2005


The Company Secretary
Marconi Corporation PLC
New Century Park
P O Box 53
Coventry
CV3 1HJ



By Fax (0) 2476 567000


Dear Sir,


Section 198 Companies Act 1985


Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 27th December 2005, UBS AG, acting through its business group and legal entities detailed below, had an interest in 12,413,900 Ordinary Shares of Marconi (ISIN GB0033354423), representing 5.80 per cent of the issues share capital of the Company (214,079,559).


None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of the Act

UBS business group / legal entity                Breakdown of position held (%)

UBS Global Asset Management Life Limited             371,683 shares       0.17%
UBS AG London Branch                               8,337,863 shares       3.89%
UBS AG (Switzerland)                               3,700,000 shares       1.73%
UBS Securities LLC                                     4,354 shares       0.00%
UGS AG - Total                                    12,413,900 shares       5.80%


If you require any further information concerning this notification please contact Nimish Sachdev in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7568 9289




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 03 January, 2006